UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170018

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Bank of America Corporation

Dear Mr. Mueller:

This is in regard to your letter dated January 23, 2017 concerning the shareholder proposal submitted by the Margot P. Cheel Living Trust for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Bank of America therefore withdraws its December 23, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ryan J. Adams
Attorney-Adviser

cc: Allan Pearce
Trillium Asset Management, LLC
apearce@trilliuminvest.com

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

January 23, 2017

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Margot P. Cheel Living Trust
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated December 23, 2016, we requested that the staff of the Division of Corporation Finance concur that our client, Bank of America Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from Trillium Asset Management, LLC on behalf of Margot P. Cheel Living Trust (the "Proponent").

Enclosed as Exhibit A is an email from the Proponent's representative, dated January 20, 2017, withdrawing the Proposal. In reliance on this letter, we hereby withdraw the December 23, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Please do not hesitate to call me at (202) 955-8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878 if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

Enclosure

cc: Ross E. Jeffries, Jr., Bank of America Corporation
Margot P. Cheel Living Trust
Trillium Asset Management, LLC

102241903.1

EXHIBIT A

From: Allan Pearce [mailto:APearce@trilliuminvest.com]
Sent: Friday, January 20, 2017 5:32 PM
To: Perrin, Ellen - Legal <ellen.perrin@bankofamerica.com>
Subject: Trillium withdrawal of shareholder proposal

Hello Ellen,

The purpose of this email is to withdraw the shareholder proposal (the "Proposal") that Trillium filed with Bank of America Corporation on behalf of Margot P. Cheel Living Trust for inclusion in the Company's 2017 Proxy materials. We appreciated the productive dialogue regarding Bank of America's views regarding financing of companies involved in various fossil fuel activities and look forward to continued discussions on the subject. As a sign of good faith collaboration, Trillium hereby withdraws the Proposal.

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
apearce@trilliuminvest.com
503.953.8345

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 04081-00170

December 23, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Bank of America Corporation*
Stockholder Proposal of Margot P. Cheel Living Trust
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter respectfully requests the Staff's concurrence for our client, Bank of America Corporation (the "Company"), to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials"), a stockholder proposal (the "Proposal") and statements in support thereof received from Trillium Asset Management, LLC on behalf of Margot P. Cheel Living Trust (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Resolved**: Due to the significant climate, reputational, and financial impacts of fossil fuel financing, shareholders request Bank of America:
>
> 1. Broaden its Coal Policy to include reducing credit exposure to companies materially involved in constructing and/or operating coal-fired power plants; LNG export terminals; oil and gas pipeline projects; Arctic oil and gas drilling projects; Canadian tar sands extraction and production projects; and/or ultra-deep water offshore oil and gas drilling projects.
> 2. Establish a time-bound commitment to fully eliminate credit exposure to companies materially involved in each of the fossil fuel activities mentioned herein.

A copy of the Proposal and the supporting statement and related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(I)(3) Because It Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

A. The Proposal's Reference To "Materially Involved" Is Vague And Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule

14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). The instant Proposal is so vague and indefinite as to be materially misleading and, therefore, excludable under Rule 14a-8(i)(3) because the Proposal fails to define or explain a key term.

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key . . . that they . . . approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or 'figures and policies'"); *The Boeing Co.* (Recon.) (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

Likewise, Staff precedent permits the exclusion of proposals as vague and indefinite where it is unclear to whom the proposal would apply. In this regard, the Staff permitted the exclusion of a stockholder proposal requesting "that the officers and directors responsible for . . . [the reduced stock dividend] . . . have their pay reduced" as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations as the proponent failed to provide any guidance as to how the proposal was to be implemented. *International Business Machines Corp.* (avail. Feb. 2, 2005). The Staff also has permitted the exclusion of a stockholder proposal requesting that future executives' salary be limited as vague and indefinite because, among other reasons, it was unclear who would be considered a "future executive" for purposes of the proposal. *Otter Tail Corp.* (avail. Jan. 12, 2004).

The Proposal requests that the Company "broaden its Coal Policy to include reducing credit exposure to companies materially involved in constructing and/or operating coal-fired power plants; LNG export terminals; oil and gas pipeline projects; Arctic oil and gas drilling projects; Canadian tar sands extraction and production projects; and/or ultra-deep water offshore oil and gas drilling projects" (emphasis added). The term "materially involved" is key to the Proposal because it defines the companies to which the Company must reduce its credit exposure. Moreover, the Proposal requests that the Company "[e]stablish a time-bound commitment to fully eliminate credit exposure to companies materially involved in each of the fossil fuel activities mentioned herein" (emphasis added). The term "materially involved" is critical in determining the companies to which the Company must fully eliminate its credit exposure. However, similar to the foregoing precedents, this key term does not have an ordinary, commonly understood meaning and the Proposal and supporting statements do not define the term or explain its meaning. As discussed in part II of this letter, because this aspect of the Proposal calls for the elimination of all credit exposure to companies materially involved in the enumerated activities, it is vague enough to encompass credit provided to companies or individuals who support or are employed in the enumerated industries.

As a result of the lack of guidance or definitions in the Proposal or supporting statements, stockholders would be unable to determine which companies are "materially involved" in the activities listed in the Proposal, and the Company would be unable to determine how to comply with the Proposal. This ambiguity is particularly problematic given the breadth of companies to which the Company provides financing. In order to implement the Proposal and determine which companies to reduce or fully eliminate its credit exposure to, the Company would have to be able to determine what companies are "materially involved" in the activities identified in the Proposal, and yet the Proposal provides no clear guidance on that term. In this respect, the Proposal is similar to the one addressed by the Staff in *Bank of America Corp.* (avail. Feb. 25, 2008). There, the Staff concurred in the exclusion of a proposal requesting that the Company's board of directors revise its policies on greenhouse gas emissions to cease operations including "further involvement in activities that support MTR coal mining," agreeing that the proposal properly could be excluded under Rule 14a-8(i)(3) because the scope of the proposal was vague as to what actions the proposal would proscribe if implemented.

The Proposal can be distinguished from no-action requests seeking to omit proposals where the Staff has declined to find that the classes of persons covered by such proposals were impermissibly vague and indefinite. For instance, in *JPMorgan Chase & Co. (AFSCME*

Emps. Pension Plan) (avail. Mar. 9, 2009), a stockholder proposal requested that the company board of directors' Compensation & Management Development Committee make certain changes to its performance-based compensation plan for "senior executives." In that letter, the Staff did not agree that the term "senior executives" was subject to multiple interpretations that would muddle the applicability of the proposal. *See also The AES Corp.* (avail. Mar. 12, 2008) (declining to concur in the exclusion of a similar proposal requesting that the company board of directors' Executive Compensation Committee adopt a particular performance-based compensation plan for "senior executives"). But in *JPMorgan* and *AES*, the intended scope of the proposals remained clear despite the lack of definition for the term at issue, as those proposals were aimed at board committees whose ongoing responsibilities already included evaluating the performance and related compensation of each company's highest ranking executives. In contrast, the Proposal requests the Company reduce or fully eliminate its credit exposure to companies "materially involved" in the listed activities, but it does nothing to provide clarity about how the Company is to make such determinations. For example, the Company and its stockholders have no idea whether such determinations are to be based on financial measures such as revenue, net income, or expenses, or on some other metric such as the number of employees, facilities, or equipment involved. Similarly, it is unclear whether such determinations are to be made (i) quarterly, annually or for longer or shorter period; (ii) on a per-project basis; (iii) on a geographic basis (i.e., by state, country, or globally); and (iv) on an absolute or relative basis (e.g., whether a company's involvement is greater than its industry competitors).

Without providing the Company or stockholders with any way of knowing which companies are "materially involved" in the identified activities, the Proposal makes it impossible to determine which companies the Company should include in reducing or fully eliminating its credit exposure. The Proposal's lack of clarity also creates confusion over what types of companies and activities to which the Company may continue to extend credit. As extending credit is a fundamental part of the Company's strategy and business operations, the Proposal's lack of clarity leaves stockholders and the Company uncertain about the activities in which the Proposal would allow the Company to engage. Accordingly, the Proposal's failure to sufficiently define the meaning of the term "materially involved" causes the Proposal to be impermissibly vague and indefinite and renders it excludable under Rule 14a-8(i)(3).

B. The Proposal's Reference To "Each Of The Fossil Fuel Activities Mentioned Herein" Is Vague And Misleading.

The Staff has taken the position that a proposal is excludable under Rule 14a-8(i)(3) where a material provision of the proposal is drafted such that it is subject to multiple interpretations. For example, in *Bank Mutual Corp.* (avail. Jan. 11, 2005), the Staff concurred with the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the mandatory retirement age would be determined when a director attains the age of 72 years. Similarly, in *Bristol-Myers Squibb Co. (Rossi)* (avail. Feb. 19, 2009), the proposal requested that the company amend its governing documents to grant shareholders the right to call a special meeting of shareholders and further required that any "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." The Staff concurred with the company's argument that the proposal was vague and indefinite because it was drafted ambiguously such that it could be interpreted to require either: (i) a shareholder right to call a special meeting with a prerequisite stock ownership threshold that did not apply to shareholders who were members of "management and/or the board"; or (ii) that any "exception or exclusion conditions" applied to shareholders also be applied to "management and/or the board." *See also The Dow Chemical Co. (Rossi)* (avail. Feb. 17,2009); *General Electric Co.* (avail. Jan. 26, 2009) (same).

The second resolution of the Proposal is vague and indefinite because it is subject to multiple interpretations. As a result, the Company's stockholders voting on the Proposal and the Company in implementing the Proposal if adopted would not be able to determine the companies to which the Company must fully eliminate its credit exposure by establishing a time-bound commitment. Specifically, part two of the Proposal states that the Company must "establish a time-bound commitment to fully eliminate credit exposure to companies materially involved in <u>each of</u> the fossil fuel activities mentioned herein" (emphasis added). Without guidance from the Proposal or supporting statements, any attempt to comprehend this provision results in at least two reasonable interpretations of the companies that are referenced:

- **Interpretation 1**: "Fully eliminate credit exposure to companies materially involved in [each and every one] of the fossil fuel activities mentioned herein."

- **Interpretation 2**: "Fully eliminate credit exposure to companies materially involved in [any one] of the fossil fuel activities mentioned herein."

Under Interpretation 1, a company would be fully eliminated from credit exposure if it was materially involved in <u>all of the activities</u> listed in part one of the Proposal. This interpretation may effectively create a smaller group of companies to which the Company would fully eliminate its credit exposure. By contrast, under Interpretation 2, a company would be fully eliminated from credit exposure if it is materially involved <u>in any one of the activities</u> listed in part one of the Proposal. Both Interpretation 1 and Interpretation 2 may be reasonably viewed as applicable. Depending on the reader's interpretation, different stockholders may believe the Proposal's instruction would result in greatly different numbers of companies that are captured by the meaning of "in each of" the identified activities. As a result of this confusion, it is impossible for either the Company or stockholders voting on the Proposal to ascertain exactly what the Proposal requires.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with the precedent cited above, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a 8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Accordingly, as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded Under Rule 14a-8(I)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. The Proponent, through the Proposal, seeks to insert itself and stockholders into the heart of the Company's ordinary business operations by dictating the customers to whom the Company can and cannot provide a service that is fundamental to its business: extending credit. The Proposal is not limited to how the Company's operations may affect greenhouse gas emissions and climate change risk and instead reaches far beyond potential policy issues to a fundamental aspect of the Company's day-to-day business. As such, in the context of the Company's particular operations and policies, as detailed below, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

As discussed below, the Proposal implicates the Company's ordinary business and does not focus on significant policy issues, and therefore may properly be excluded under Rule 14a-8(i)(7).

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Fundamental Management Decisions Regarding The Company's Lending Practices.

The Proposal seeks to regulate the companies to whom the Company can and cannot extend credit: first by causing the Company to "reduc[e] credit exposure to companies materially involved in constructing and/or operating coal-fired power plants; LNG export terminals; oil and gas pipeline projects; Arctic oil and gas drilling projects; Canadian tar sands extraction and production projects; and/or ultra-deep water offshore oil and gas drilling projects", and second by requiring the Company to "establish[] a time-bound commitment to fully eliminate credit exposure to companies materially involved in each of the fossil fuel activities mentioned". The Proposal would therefore preclude the Company from participating in an important segment of the world's lending market, usurping the Company's role in managing its ordinary business operations.

The Company is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses, and large corporations with a full range of banking, investing, asset management, and other financial and risk management products and services. As of December 31, 2015, the Company operated in all 50 states, the District of Columbia, the U.S. Virgin Islands, Puerto Rico and more than 35 countries. The Company's retail banking footprint covers approximately 80 percent of the U.S. population and the Company serves about 47 million consumer and small business relationships with approximately 4,700 banking centers, 16,000 ATMs, nationwide call centers, and leading online and mobile banking platforms. As of December 31, 2015, the Company had approximately $2.1 trillion in assets and a customer base encompassing millions of people, companies and institutional investors. The Company's day-to-day business revolves around providing these customers with financial products and services, including the extension of credit. Given the breadth of the Company's activities, the Company also plays a vital role in both the U.S. economy and the global economy. The Company takes very seriously its role as a facilitator of the real economy, the creation of jobs and the successful growth of economic activity. As noted in the Proposal's supporting statement, among many other socially and environmentally responsible activities, the Company has made a commitment to provide $125 billion in financing for low-carbon and other sustainable businesses by 2025.

The Staff has long concurred that proposals relating to credit policies, loan underwriting, and customer relations relate to the ordinary business operations of a financial institution and, as such, may be omitted under Rule 14a-8(i)(7). For example, in *Bank of America Corp.* (avail. Feb. 27, 2008), the proposal requested the preparation of a report detailing, in part, the Company's policies and practices regarding the issuance of credit cards and lending of mortgage funds to individuals without Social Security numbers. The Company argued that "[t]he extension of credit and provision of banking services require inherently complex evaluations, and are not matters about which stockholders, as a group, are in a position to properly and coherently oversee." The Staff concurred in the proposal's exclusion under Rule 14a-8(i)(7), noting that the proposal related to the Company's "credit policies, loan underwriting and customer relations." *See also JPMorgan Chase & Co.* (avail. Mar. 16, 2010) (proposal seeking to implement a policy eliminating the company practice of issuing "refund anticipation loans"); *BankAmerica Corp.* (avail. Feb. 18, 1977) (proposal requesting that the company implement conditions on providing loans to nuclear facilities excludable because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are . . . part of [the company's] every day business operations.").

In this context, the Staff has repeatedly recognized that the policies applied in making lending and credit decisions are particularly complex business matters about which stockholders are not in a position to make an informed judgment. For example, in *JPMorgan Chase & Co.* (avail. Mar. 16, 2010), the company argued the proposal was seeking to eliminate the company practice of issuing certain loans that were complex financial instruments about which stockholders may not be in a position to make informed judgments. The Staff agreed, finding that the proposal "concern[ed] the sale of particular services" and therefore permitted *JPMorgan* to exclude the proposal under Rule 14a-8(i)(7). Similarly, in *BankAmerica Corp.* (avail. Feb. 18, 1977), the Staff noted that "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the [c]ompany's principal businesses and part of its everyday business operations." *See also Mirage Resorts, Inc.* (avail. Feb. 18, 1997) (concurring in the exclusion of a proposal that requested that the company adopt a policy relating to the company's extension of credit, noting in particular that the proposal was "directed at matters relating to the conduct of the [c]ompany's ordinary business operations (i.e., business relationships)").

As in those prior situations in which the Staff has concurred that a company may omit a proposal in reliance on Rule 14a-8(i)(7), the Proposal's subject matter relates to the Company's ordinary business operations. The Proposal seeks to determine the categories of customers to whom the Company can and cannot extend credit. This decision is a fundamental responsibility of management, as it necessarily requires the consideration of many factors and the evaluation of many different types of risks, including strategic, credit, market, liquidity, operational, compliance, and reputational risks. Such considerations involve complex evaluations about which stockholders are not in a position to make an informed judgment.

Deciding whether or not to offer a particular product or service to customers is a bedrock aspect of the Company's day-to-day operations. We therefore believe that, consistent with Staff precedent, the Proposal addresses issues that are ordinary business matters for the Company and that it is excludable under Rule 14a-8(i)(7).

B. The Proposal Does Not Focus Upon A Significant Policy Issue.

The well-established precedent discussed above demonstrates that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). While the Staff has stated that climate change (sometimes referred to as "global warming") is a significant policy issue for purposes of Rule 14a-8(i)(7),[1] here the Proposal is not focused on how the Company's operations may directly affect such issues, but instead focuses on the Company's lending policies to various businesses whose own operations may affect climate change. Moreover, the Proposal would affect the Company's credit policies relating to businesses that are materially involved in the listed activities regardless of whether the particular transaction or credit involved those activities. Thus, the Proposal would impact the Company's ability to extend credit to a project developing carbon-reducing or carbon-neutral technologies, or to a project having nothing to do with any of the listed activities, based solely on whether companies materially involved in the listed activities were affiliated with the project. As such, there is not a sufficient nexus between the Proposal and a significant policy issue, and the Proposal therefore is properly excludable.

The Staff consistently has recognized this distinction in the context of proposals addressing companies' credit and lending practices. For example, in *Bank of America Corp. (Trillium Asset Management Corporation)* (avail. Feb. 24, 2010), the proposal requested the Company to report on its assessment of a policy's efficacy in reducing greenhouse gas emissions and its assessment of the probable impact on greenhouse gas emissions and environmental harm from expanding the policy, which the proponent claimed implicated significant policy issues. The Staff, however, "note[d] that the first part of the proposal addresse[d] implementation of Bank of America's existing policy on funding companies that use mountain top removal as their predominant method of coal extraction." Because "this part of the proposal addresse[d] matters beyond the environmental impact of Bank of America's project finance decisions, such as Bank of America's decisions to extend credit or provide other financial services to particular types of customers," the Staff permitted the proposal to be excluded because "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)." *See also JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (same); *BankAmerica Corp.* (avail. Feb. 18, 1977) (discussed above). In contrast, the Staff has not concurred in the exclusion of proposals that merely request information in the context of a policy issue without specifically targeting the prohibition of the provision of credit services to a category of customers. *See PNC Financial Services Group, Inc.* (avail. Feb. 13, 2013) (proposal requesting a report regarding an assessment of greenhouse gas emission

---

[1] *See PNC Financial Services Group, Inc.* (avail. Feb. 13, 2013) (noting that "the proposal focuses on the significant policy issue of climate change"); *Goldman Sachs Group, Inc.* (avail. Mar. 1, 2011) (noting that "the proposal focuses on the significant policy issue of global warming"); *Goldman Sachs Group, Inc.* (avail. Feb. 7, 2011) (noting that "the proposal focuses on the significant policy issue of climate change").

resulting from the company's lending portfolio and its exposure to climate change risk in its lending, investing, and financing activities).[2]

Like the precedents cited above, the Proposal is excludable as relating to ordinary business matters of the Company, regardless of references to climate change, because it seeks to prevent the Company from participating in a certain segment of the lending market. Part one of the Proposal singles out certain types of lending and credit customers that the Proponent has selected, seeking to substitute its judgment for the Company's. Whereas one aspect of the Company's Coal Policy, as quoted in the supporting statement, indicates that the Company will "reduce [its] credit exposure to coal extraction companies,"[3] the Proposal would apply broadly to any company "materially involved in constructing and/or operating" certain types of projects or facilities. Determining which types of businesses are involved in operations that warrant credit and lending, and which do not, is exactly the type of detailed, fact-specific management decision that Rule 14a-8(i)(7) is designed to address. In this respect, the Proposal is comparable to *BankAmerica Corp.* (avail. Feb. 18, 1977), where the Staff concurred that the Company could exclude a proposal requesting that the Company implement conditions on providing loans to nuclear facilities because, among other things, "the factors to be taken into account by lending officers in making such loans . . . are matters directly related to the conduct of one of the Company's principal businesses and part of its every day business operations."

Part two of the Proposal is even less directly related to a significant policy issue, as it relates to eliminating any credit exposure to "companies materially involved in each of the fossil fuel activities mentioned herein." Thus, part two of the Proposal relates not only to the companies referenced in part one of the Proposal, but also to any other borrower whose

---

[2] In *Bank of America Corp. (Trillium Asset Management Corporation)*, Trillium Asset Management Corporation's January 26, 2010 letter to the Staff emphasized such distinction: "In the instant case, the Proponent's shareholder proposal does not request the Company to cease making loans to specific companies or even specific industries. On the contrary, it calls on BOA to report (i) on the impact on the environment that has come about as a result of the implementation of its own current policies and (ii) an assessment of the probable environmental impact of enhancing those policies."

[3] Notably, the Proposal addresses only one element of the Company's Coal Policy, which is available at http://about.bankofamerica.com/assets/pdf/COAL_POLICY.pdf. Other provisions in the Company's Coal Policy, reflecting the complexity of credit policy decisions, state that the Company's lending and other transactions with other companies focused on coal mining "are subject to due diligence that incorporates evolving market dynamics as well as specific risks and regulations related to coal mining." As well, the Coal Policy sets forth the Company's commitment to "employ our resources as a financial institution to promote the development and deployment of these advanced technologies to reduce carbon emissions produced by the burning of fossil fuels."

creditworthiness is affected by its economic links to companies materially involved in the activities listed in the Proposal, even if they are not themselves involved in the activities listed in the Proposal. The Proposal thereby impacts the Company's credit policies towards additional actual or potential customers such as railroads and companies and individuals who operate or live in geographic areas that are heavily dependent on the businesses enumerated in the Proposal. For example, the Proposal could restrict the ability of the Company to extend a mortgage loan to a person who is employed by a company that is materially involved in the activities listed in the Proposal. Accordingly, because the Proposal reaches far beyond any significant policy issues to matters fundamental to the Company's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Ross E. Jeffries, Jr., the Company's Corporate Secretary, at (980) 388-6878.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Ross E. Jeffries, Jr., Bank of America Corporation
Margot P. Cheel Living Trust
Trillium Asset Management, LLC

EXHIBIT A

TRILLIUM
ASSET MANAGEMENT®

OFFICE OF THE

NOV 15 2016

CORPORATE SECRETARY

November 11, 2016

Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tyron Street, NC1-027-18-05
Charlotte, NC 28255

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in sustainable and responsible investing. We currently manage over $2 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Bank of America Corporation (BAC) on behalf of the Margot P. Cheel Living Trust for inclusion in the Company's 2017 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, the Margot P. Cheel Living Trust holds more than $2,000 of BAC common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2017 annual meeting. We will forward verification of that position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We welcome the opportunity to discuss the subject of the enclosed proposal with company representatives.

Please direct any communications to me at (503) 953-8345, or via email at apearce@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Allan C Pearce

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC

CC
Enclosures

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Fax: 617-482-6179

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of the Margot P. Cheel Living Trust at Bank of America Corporation (BAC) on the subject of fossil fuel financing.

Margot P. Cheel Living Trust is the beneficial owner of more than $2,000 of BAC common stock that it has held continuously for more than one year. Margot P. Cheel Living Trust intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Margot P. Cheel Living Trust's behalf, with any and all aspects of the aforementioned shareholder proposal. Margot P. Cheel Living Trust intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Margot P. Cheel Living Trust's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Margot P. Cheel

Margot P. Cheel

11/9/16

Date

Fossil Fuel Financing

Whereas:

Climate change is a global challenge that continues to gain widespread attention for its numerous, significant environmental, economic, and social impacts. Most notably, in December 2015, political leaders from 195 nations signed an agreement in Paris to limit global temperature rise to below 2°C above pre-industrial levels, ideally striving to limit warming to 1.5°C. This agreement entered into force in November, 2016.

Bank of America (BAC) pledged support for a strong outcome in Paris as a founding signatory to the American Business Act on Climate and subsequently lauded the outcome – in its 2015 ESG Report BAC states: "...we applaud government, business, and non-governmental organization leaders for achieving this agreement. The agreement helps spur the conversation with investors to increase and reallocate capital from high-carbon to low-carbon investments."

Bank of America has a commitment to provide $125 billion in financing for low-carbon and other sustainable businesses by 2025. BAC's Vice Chairman has said this commitment is part of its effort to "be a leader in clean energy investment" and that BAC's "analysts estimate the [clean energy] sector will grow by $13 trillion by 2030". Simultaneously, BAC has worked to reduce financing to certain high-carbon fossil fuel activities. In its Coal Policy, BAC states: "Going forward, Bank of America will continue to reduce our credit exposure to coal extraction companies."

Coal is, of course, only one fossil fuel. According to the 2016 report, *"Shorting the Climate"*, BAC continues to be a significant financier to companies involved in other high-carbon fossil fuel activities – coal-fired power plants, liquefied natural gas (LNG) export terminals, and "extreme oil" (Arctic drilling, Canadian tar sands extraction, and ultra-deep water offshore drilling). "*Shorting the Climate*" connects Bank of America to nearly $25 billion and $30 billion in financing for companies involved in "extreme oil" and LNG export terminals respectively between 2013 and 2015.

Oil and gas pipeline projects carry added reputational risk. BAC recently received criticism for providing over $350 million in revolving credit to the companies behind the controversial Dakota Access Pipeline.

Bank of America's financing of companies involved in these high-carbon, high-cost activities stands to undermine the efficacy of its otherwise ambitious low-carbon initiatives, placing BAC's reputation as an environmental leader in jeopardy.

Resolved: Due to the significant climate, reputational, and financial impacts of fossil fuel financing, shareholders request Bank of America:

1. Broaden its Coal Policy to include reducing credit exposure to companies materially involved in constructing and/or operating coal-fired power plants; LNG export terminals; oil and gas pipeline projects; Arctic oil and gas drilling projects; Canadian tar sands extraction and production projects; and/or ultra-deep water offshore oil and gas drilling projects.
2. Establish a time-bound commitment to fully eliminate credit exposure to companies materially involved in each of the fossil fuel activities mentioned herein.

TRILLIUM
ASSET MANAGEMENT®

OFFICE OF THE

NOV 17 2016

CORPORATE SECRETARY

November 15, 2016

Corporate Secretary
Bank of America Corporation
Hearst Tower
214 North Tyron Street, NC1-027-18-05
Charlotte, NC 28255

Dear Secretary,

As stated in Trillium's Filing Letter of November 11, 2016 and in accordance with the SEC Rules, please find the attached custodial letter from Charles Schwab Advisor Services documenting that the Margot P. Cheel Living Trust holds sufficient company shares to file a proposal under rule 14a-8. Also, please see the attached authorization letter from the Margot P. Cheel showing the beneficial holder of the shares intends to hold the shares through the date of the company's 2017 Annual Meeting.

Rule 14a-8(f) requires notice of specific deficiencies in our proof of eligibility to submit a proposal. Therefore we request that you notify us if you see any deficiencies in the enclosed documentation.

Please direct any communications to me at (503) 953-8345; via mail at Trillium Asset Management, LLC; 721 NW Ninth Ave, Suite 250, Portland, OR 97209; or via e-mail at apearce@trilliuminvest.com.

Sincerely,

Allan C Pearce

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC

charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 15, 2016

Re: MARGOT P CHEEL LIVING TRUST/Acct ***FISMA & OMB Memorandum M-07-16***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 2826 shares of BAC common stock. These 2826 shares have been held in this account continuously for at least one year prior to November 11, 2016.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Christopher Luke
Relationship Specialist

#1213-8191

Allan Pearce
Shareholder Advocate
Trillium Asset Management, LLC
721 NW Ninth Ave
Suite 250
Portland, OR
97209

Fax: 617-482-6179

Dear Mr. Pearce:

I hereby authorize Trillium Asset Management, LLC to file a shareholder proposal on behalf of the Margot P. Cheel Living Trust at Bank of America Corporation (BAC) on the subject of fossil fuel financing.

Margot P. Cheel Living Trust is the beneficial owner of more than $2,000 of BAC common stock that it has held continuously for more than one year. Margot P. Cheel Living Trust intends to hold the aforementioned shares of stock continuously through the date of the company's annual meeting in 2017.

I specifically give Trillium Asset Management, LLC full authority to deal, on Margot P. Cheel Living Trust's behalf, with any and all aspects of the aforementioned shareholder proposal. Margot P. Cheel Living Trust intends for all communications from the company and its representatives to be directed to Trillium Asset Management, LLC. I understand that Margot P. Cheel Living Trust's name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Margot P. Cheel

Margot P. Cheel

11/9/16

Date